UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WPX Energy, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98212B103

(CUSIP Number)

Lyndon C. Taylor

Executive Vice President and Chief Legal & Administrative Officer

Devon Energy Corporation

333 W. Sheridan Ave.

Oklahoma City, OK 73102-5015

Telephone: (405) 235-3611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98212B103

1	NAME OF REPORTING PERSON Devon Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 152,910,532 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,910,532 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,910,532 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (1)
14	TYPE OF REPORTING PERSON CO

(1).

An aggregate of 152,910,532 shares of common stock of WPX Energy, Inc., a Delaware corporation (the “Issuer”), held by certain Issuer stockholders affiliated with EnCap Investments L.P. (the “EnCap Stockholders”) are subject to the support agreement, dated September 26, 2020, entered into by Devon Energy Corporation, a Delaware corporation (“Devon”), and the EnCap Stockholders (the “Support Agreement”) set forth on Exhibit B hereto. Devon expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Support Agreement. The aggregate number of shares of Issuer common stock covered by the Support Agreement represents approximately twenty-seven point three percent (27.3%) of the outstanding shares of Issuer common stock based on 561,019,806 shares of common stock, $0.01 par value per share of Issuer issued and outstanding as of September 23, 2020.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value per share (the “WPX Common Stock”) of WPX Energy Inc., a Delaware corporation (the “Issuer” or “WPX”). The address of the principal executive offices of the Issuer is 3500 One Williams Center Tulsa, Oklahoma 74172-0172.

Item 2. Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Devon Energy Corporation, a Delaware corporation (“Devon” or the “Reporting Person”). The address of the principal business and the principal office of the Reporting Person is 333 West Sheridan Avenue, Oklahoma City, Oklahoma 73012-5015. Devon is an independent energy company engaged primarily in the exploration, development and production of oil, natural gas and natural gas liquids.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A. During the last five years, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 26, 2020, Devon entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, pursuant to which, among other things and subject to the satisfaction or waiver of certain conditions precedent, East Merger Sub, Inc., a Delaware corporation and a wholly-owned, direct subsidiary of Devon (“Merger Sub”), will merge with and into WPX, with WPX continuing as the surviving corporation (the “Merger”) and a wholly-owned, direct subsidiary of Devon and, subject to certain exceptions, each issued and outstanding share of WPX Common Stock will be converted into and exchanged for 0.5165 shares of common stock, par value $0.10 per share, of Devon (“Devon Common Stock”), as provided in the Merger Agreement.

On September 26, 2020, contemporaneously with the execution of the Merger Agreement, Devon and certain Issuer stockholders affiliated with EnCap Investments L.P. set forth on Schedule B hereto (the “EnCap Stockholders”) entered into a Support Agreement, dated September 26, 2020 (the “Support Agreement”), with respect to the Merger Agreement.

The shares of WPX Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and no funds were expended in consideration for the execution of either the Merger Agreement or the Support Agreement.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

Merger Agreement

Under the terms of, and subject to the conditions set forth in, the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of WPX Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and automatically converted into the right to receive 0.5165 shares of Devon Common Stock, except for any shares of WPX Common Stock held by Devon, Merger Sub or any of Devon’s other subsidiaries or by WPX or any of its subsidiaries, which will be automatically cancelled and no consideration will be paid or delivered in exchange thereof. No fractional shares of Devon Common Stock will be issued in the Merger, and holders of shares of WPX Common Stock will, instead, receive cash in lieu of a fraction of a share of Devon Common Stock, if any.

Support Agreement

On September 26, 2020, contemporaneously with the execution of the Merger Agreement, the EnCap Stockholders entered into the Support Agreement with Devon, pursuant to which, among other things, the EnCap Stockholders agreed to vote all of their shares of WPX Common Stock held as of such date (i) in favor of the adoption of the Merger Agreement, (ii) against any alternative proposal and (iii) against any amendment of WPX’s certificate of incorporation or bylaws or other proposal that would delay, impede, frustrate, prevent or nullify the Merger or Merger Agreement or change in any manner the voting rights of any outstanding stock of WPX.

The Support Agreement shall terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to an EnCap Stockholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such EnCap Stockholder’s consent that (y) decreases the amount or changes the form of consideration payable to all of the stockholders of the Issuer pursuant to the terms of the Merger Agreement as in effect on the date of the Support Agreement or (z) otherwise materially adversely affects the interests of such EnCap Stockholder; (d) the mutual written consent of the parties to the Support Agreement; and (e) March 26, 2021, if the Merger shall not have been consummated on or prior to such date.

The foregoing summary of the Support Agreement is qualified in its entirety by the terms and conditions of the Support Agreement. The Support Agreement is attached hereto as Exhibit B.

Stockholders’ Agreement

Pursuant to the Support Agreement, at the consummation of the Merger (the “Closing”), Devon and the EnCap Stockholders will enter into a Stockholders’ Agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, the EnCap Stockholders will have the right to nominate a director (the “Investor Director”) for appointment and election to the Board of Directors of Devon (the “Board”). The EnCap Stockholder’s right to nominate a director is subject to, among other things, the EnCap Stockholders continuing to collectively beneficially hold at least ten percent (10%) of the outstanding shares of Devon Common Stock and the nominee being reasonably acceptable to the governance committee of the Board and not being prohibited by law from serving in such capacity or causing Devon not to be in compliance with applicable law.

Pursuant to the Stockholders’ Agreement, for a period of one hundred and eighty (180) days from the Closing, the EnCap Stockholders will agree not to transfer or dispose of (or take other analogous actions in accordance with the terms of the Stockholders’ Agreement) any economic, voting or other rights in or to two-thirds of the shares of Devon Common Stock issued to the EnCap Stockholders pursuant to the Merger Agreement other than certain permitted transfers. The remaining one-third of the shares of Devon Common Stock issued to the EnCap Stockholders will not be subject to transfer restrictions imposed by the Stockholders’ Agreement.

The foregoing summary of the Stockholders’ Agreement is qualified in its entirety by the terms and conditions of the Stockholders’ Agreement, which is included as an exhibit to the Merger Agreement and is incorporated herein by reference.

Registration Rights Agreement

Also pursuant to the Support Agreement, at the Closing, Devon and the EnCap Stockholders will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things and subject to certain restrictions, Devon is required to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 registering for resale the shares of Devon Common Stock issuable to the EnCap Stockholders upon consummation of the Merger and to conduct certain underwritten offerings upon the request of holders of registrable securities. The Registration Rights Agreement also provides holders of registrable securities with certain customary piggyback registration rights.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is included as an exhibit to the Merger Agreement and is incorporated herein by reference.

As of September 26, 2020, the EnCap Stockholders are the beneficial owner of approximately twenty-seven point three percent (27.3%) of the outstanding shares of WPX Common Stock based on 561,019,806 shares of WPX Common Stock issued and outstanding, as of September 23, 2020.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which Merger Sub would merge with and into the Issuer, with the Issuer surviving the Merger and becoming a wholly-owned, direct subsidiary of the Reporting Person, (ii) the cessation of each existing Issuer director’s role as a director of Issuer, (iii) material changes to the Issuer’s capitalization, dividends policy and corporate structure, (iv) the Merger Agreement provides that at the Effective Time, the Certificate of Incorporation and Bylaws of the Issuer shall be amended and restated in their entirety in accordance with the Section 1.4(a) of the Merger Agreement, (v) the termination of the listing of the WPX Common Stock on NYSE and (vi) the termination of the registration of the WPX Common Stock under Section 12(g)(4) of the Exchange Act.

The Merger Agreement is attached hereto as Exhibit A and is incorporated into this Item 4 by reference. The foregoing summary of the Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Issuer, the Reporting Person or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of dates specified therein. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Person or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Person’s public disclosures.

The Support Agreement is attached hereto as Exhibit B and is incorporated into this Item 4 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Support Agreement and is qualified in its entirety by the terms and conditions of the Support Agreement. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Support Agreement contains representations and warranties by each of the parties to the Support Agreement, which were made only for purposes of the Support Agreement and as of specified dates. The representations, warranties and covenants in the Support Agreement were made solely for the benefit of the parties to the Support Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Support Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Support Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Person’s public disclosures.

Item 5. Interest in Securities of the Issuer

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of WPX Common Stock. However, as a result of the Support Agreement, the Reporting Person may be deemed to have shared voting and dispositive power with respect to up to an aggregate of 152,910,532 shares of WPX Common Stock, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 152,910,532 shares of WPX Common Stock. The aggregate number of shares of WPX Common Stock covered by the Support Agreement represents approximately twenty-seven point three percent (27.3%) of the outstanding WPX Common Stock based on 561,019,806 shares of WPX Common Stock issued and outstanding as of September 23, 2020.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of WPX Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(c). Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Support Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in shares of WPX Common Stock during the past 60 days.

(d). The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of WPX Common Stock subject to the Support Agreement. The Reporting Person will have no pecuniary interest in any shares of WPX Common Stock unless and until the transactions contemplated by the Merger Agreement are consummated.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

The Reporting Person entered into a Confidentiality Agreement, dated as of July 30, 2020 (the “Confidentiality Agreement”), with the Issuer pursuant to which each party agreed to certain restrictions with respect to certain nonpublic information regarding the other party. In addition, the Confidentiality Agreement provides that, for a period of one year from the date of the Confidentiality Agreement, unless specifically invited in writing by the other party, neither party nor any of their affiliates will in any manner, directly or indirectly:

a)

effect or seek, offer or propose to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof), or substantially all of the assets of the other party or any of the subsidiaries constituting a significant portion of the consolidated assets of the other party and its subsidiaries, (ii) any tender or exchange offer, merger or other business combination involving the other party or any of the subsidiaries constituting a significant portion of the consolidated assets of the other party and its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party or any of the subsidiaries constituting a significant portion of the consolidated assets of the other party and its subsidiaries or (iv) any “solicitation” or “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the other party;

b)	form, join or in any way participate in a “group” (as defined in the Exchange Act) with respect to the other party or otherwise knowingly act in concert with any in respect of any such securities;

c)

otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the other party or to obtain representation on the board of directors of the other party;

d)	take any action which would reasonably be expected to require the other party to make a public announcement regarding any of the types of matters set forth in (a) above; or

e)	enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The foregoing does not prohibit either party, through its chief executive officer, from confidentially communicating to the chief executive officer of the other party a non-public proposal or counter proposal regarding a possible transaction.

The standstill restrictions listed above would be inoperative and of no force or effect with respect to a party if (i) any other person or “group” (as defined in Section 13(d)(3) of the Exchange Act) acquires or proposes to acquire more than forty percent (40%) of the outstanding voting securities of the other party or assets of the other party or its subsidiaries representing more than forty percent (40%) of the consolidated earning power of the other party and its subsidiaries or (ii) the other party or any of its affiliates enters into an agreement with a person other than a party hereto or its affiliate, providing for a merger, share exchange, sale or other business combination transaction pursuant to which the then outstanding voting securities of the other party would not represent at least forty percent (40%) of the outstanding voting securities of the survivor or, if applicable, its publicly traded direct or indirect parent company.

Except for the Confidentiality Agreement, Merger Agreement and the Support Agreement described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Agreement and Plan of Merger, dated as of September 26, 2020, by and among Devon Energy Corporation, East Merger Sub, Inc. and WPX Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Devon Energy Corporation with the SEC on September 28, 2020).

Exhibit B	Support Agreement, dated as of September 26, 2020, by and among Devon Energy Corporation and certain stockholders affiliated with EnCap Investments L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Devon Energy Corporation with the SEC on September 28, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2020	DEVON ENERGY CORPORATION

/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

1. DEVON ENERGY CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Devon Energy Corporation (“Devon”), are set forth below. Each non-management director’s business address is c/o Devon Energy Corporation, 333 West Sheridan Avenue, Oklahoma City, Oklahoma 73012-5015, and each executive officer’s business address is 333 West Sheridan Avenue, Oklahoma City, Oklahoma 73012-5015. All of the individuals listed below, other than Michael M. Kanovsky, are citizens of the United States. Mr. Kanovsky is a citizen of Canada.

Directors at Devon:

Name	Position at Devon	Present Principal Occupation or Employment
Duane C. Radtke	Chair of the Board of Directors and Director	President and Chief Executive Officer, Valiant Exploration LLC

Barbara M. Baumann	Director	President and Owner, Cross Creek Energy Corporation

John E. Bethancourt	Director	Former Executive Vice President for Technology and Services, Chevron

Ann G. Fox	Director	President and Chief Executive Officer, Nine Energy Service, Inc.

David A. Hager	Director	President, Chief Executive Officer and Director, Devon

Robert H. Henry	Director	Attorney

Michael M. Kanovsky	Director	Professional Engineer

John Krenicki Jr.	Director	Senior Operating Partner, Clayton, Dubilier & Rice, LLC

Robert A. Mosbacher Jr.	Director	Chairman of Mosbacher Energy Company and Founder and Chairman of BizCorps.

Keith O. Rattie	Director	Former Chairman, President, and CEO, Questar Corporation

Mary P. Ricciardello	Director	Former Senior Vice President and Chief Accounting Officer, Reliant Energy Inc.

Executive Officers at Devon (Who Are Not Directors):

Name	Present Principal Occupation or Employment
Tana K. Cashion	Senior Vice President, Human Resources

David G. Harris	Executive Vice President, Exploration & Production

Jeffrey L. Ritenour	Executive Vice President and Chief Financial Officer

Lyndon C. Taylor	Executive Vice President and Chief Legal & Administrative Officer

SCHEDULE B

Name of Stockholder	No. Shares of WPX Common Stock
Felix Investments Holdings II, LLC(1)	152,910,532	(2)

(1)

EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), a Delaware limited liability company, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), a Delaware limited liability company, which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”), which is the sole general partner of EnCap Equity Fund X GP, L.P. (“EnCap Fund X GP”), which is the sole general partner of EnCap Energy Capital Fund X, L.P. (“EnCap Fund X”). EnCap Fund X is a member of Felix Energy Investments II, LLC, a Delaware limited liability company (“Felix Energy”). EnCap Fund X holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Felix Investments Holdings II, LLC, a Delaware limited liability company (“Felix”), and pursuant to the limited liability company agreement of Felix, the members of the Felix board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund X GP, EnCap Fund X and Felix Energy may be deemed to beneficially own the WPX Common Stock owned by Felix.

(2)	Felix directly holds 152,910,532 of WPX Common Stock.